UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 13, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MicroStrategy Incorporated

File No. 0-24435 - CF#28359

_____

MicroStrategy Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 4, 2012.

Based on representations by MicroStrategy Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3	through March 1, 2013
Exhibit 10.4	through March 1, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mark P. Shuman
Branch Chief – Legal